SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
____________________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. ______)*

SemGroup Corporation
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

81663A105
(CUSIP Number)

December 31, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 81663A105	13G
1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) BNP Paribas I.R.S. Identification No. 650735612
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of France
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,678,818
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,678,818
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,678,818
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.4%
12.	TYPE OF REPORTING PERSON OO

Item 1(a).	Name of Issuer:

SemGroup Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Two Warren Place, 6120 S. Yale Avenue, Suite 700, Tulsa, OK 74136-4216

Item 2(a).	Name of Person Filing:

BNP Paribas

Item 2(b).	Address of Principal Business Office or, if None, Residence:

16 Boulevard des Italiens, 75009, Paris, France

Item 2(c).	Citizenship:

Republic of France

Item 2(d).	Title of Class of Securities:

Class A Common Stock, par value $0.01 per share (the “Common Stock”)

Item 2(e).	CUSIP Number:

81663A105

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐ Investment company registered under Section 8 of the Investment Company Act;

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☐

Not applicable. The Reporting Person is filing this Schedule 13G pursuant to Rule 13d-1(d).

Item 4.	Ownership.

(a)	Amount beneficially owned: 4,678,818 shares of Common Stock.

(b)	Percent of class: 11.4%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0 shares of Common Stock.

(ii)	Shared power to vote or to direct the vote: 4,678,818 shares of Common Stock.

(iii)	Sole power to dispose or to direct the disposition of: 0 shares of Common Stock.

(iv)	Shared power to dispose or to direct the disposition of: 4,678,818 shares of Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

See Exhibit A attached hereto.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 14, 2011

BNP PARIBAS

By: /s/ Andrew Shapiro
Name: Andrew Shapiro
Title: Managing Director

BNP PARIBAS

By: /s/ Kathryn B. Quinn
Name: Kathryn B. Quinn
Title: Managing Director

Exhibit A

This Schedule 13G is being filed by BNP Paribas, a French societe anonyme and bank holding company under the Bank Holding Company Act of 1956, on behalf of its wholly owned subsidiaries.  4,678,818 shares of Common Stock are directly held by BNP Paribas VPG SemGroup, LLC (“BNPP SemGroup”), a direct wholly owned subsidiary of BNP Paribas VPG Master, LLC, which is a direct wholly owned subsidiary of BNP Paribas.

BNPP SemGroup is organized under the laws of the State of Delaware.  The address of its principal business and principal office is 787 Seventh Avenue, New York, NY 10019. The Reporting Person owns, directly or indirectly, 100% of the share capital of BNPP SemGroup.